SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

07026521

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

August 31, 2007

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 1, 2007	Stock Exchange Announcement – Blocklisting Interim Report
August 1, 2007	Stock Exchange Announcement – Total Voting Rights
August 2, 2007	Stock Exchange Announcement – Holding(s) in Company
August 6, 2007	Stock Exchange Announcement – Director/PDMR Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

9/18

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-117.doc
T: 09207

REG-Electrocomponents Blocklisting Interim Review

Released: 01/08/2007

RNS Number:3179B
Electrocomponents PLC
01 August 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

International Savings Related Share Option Scheme

3. Period of return:

From 01.02.2007 To 31.07.2007

4. Balance under scheme from previous return:

132,943

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

690

7 Balance under scheme not yet issued/allotted at end of period

132,253

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 500,000 - RA/Electrocomponents/0003/0002

9. Total number of securities in issue at the end of the period

435,337,000

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans......................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc.................................

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

1988 Executive Share Option Scheme

3. Period of return:

From 01.02.2007 To 31.07.2007

4. Balance under scheme from previous return:

470,891

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

478,091

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/001

9. Total number of securities in issue at the end of the period

435,337,000

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans......................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc.................................

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

US Employee Stock Purchase Plan

3. Period of return:

From 01.02.2007 To 31.07.2007

4. Balance under scheme from previous return:

192,716

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

6,510

7 Balance under scheme not yet issued/allotted at end of period

186,206

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 250,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,337,000

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc.................................

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:

From 01.02.2007 To 31.07.2007

4. Balance under scheme from previous return:

559,756

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

43,379

7 Balance under scheme not yet issued/allotted at end of period

516,377

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/01

500,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,337,000

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.......................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc..................................

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2007

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

Long Term Incentive Share Option Scheme

3. Period of return:

From 01.02.2007 To 31.07.2007

4. Balance under scheme from previous return:

500,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

500,000

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 500,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,337,000

Name of contact Amanda Evans

Address of contact IMC, 8050,Oxford Business Park North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc..................................

If you knowingly or recklessly give false or misleading information you may be

liable to prosecution.

END

BLRILFVLTAILIID

REG-Electrocomponents Total Voting Rights

Released: 01/08/2007

RNS Number:3188B
Electrocomponents PLC
01 August 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 1 August 2007, Electrocomponents plc's capital consists of 435,337,000 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,337,000.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
1 August 2007

END

TVRBBGDIXSGGGRB

REG-Electrocomponents Holding(s) in Company

Released: 02/08/2007

RNS Number:4098B
Electrocomponents PLC
02 August 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich Union Nominees Limited

5,381,315*

BT Globenet Nominees Limited

6,700*

Chase GA Group Nominees Limited

13,219,067*

Chase Nominees Limited

628,748*

CUIM Nominee
Limited

4,032,713*

Vidacos
Nominees Limited

231,486*

* denotes
direct interest

Chase
Nominees Limited

477,162

CUIM Nominee
Limited

364,818

Vidacos
Nominees Limited

599,917

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v): 31 July 2007

6. Date on which issuer notified: 01 August 2007

7. Threshold(s) that is/are crossed or reached: 4% to 5% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares							

GB0003096442 22,899,529 22,899,529 23,500,029 23,500,029 1,441,897
5.40% 0.33%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

N/A

Total (A+B)
Number of voting rights % of voting rights

24,941,926 5.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,337,000.
14. Contact name: Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date: 2 August 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLUUUWGRUPMGGP

REG-Electrocomponents Director/PDMR Shareholding

Released: 06/08/2007

RNS Number:5731B
Electrocomponents PLC
06 August 2007

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company has been informed that Rupert Soames, a non-executive director of the Company has today acquired 5,866 ordinary shares of 10p each in the Company.

The shares were acquired at a price of 253.50p.

Rupert Soames now holds 5,866 shares in the Company, which represents less than
0.1% of the issued share capital.

The Company has been notified of this transaction in accordance with s324 of the
Companies Act 1985 and the FSA Disclosure Rules 3.1.2 R.

IAN HASLEGRAVE

Company Secretary

6 August 2007

END

RDSSSLFSMSWSELA

END